SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                            ----------------------

                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
                              (AMENDMENT NO. 27)

                                  PURSUANT TO

            SECTION 14(D(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                               AMENDMENT NO. 37

                                      TO
                                 SCHEDULE 13D*

                                      AND
                               AMENDMENT NO. 14

                                      TO
                                 SCHEDULE 13D**
                            ----------------------
                                 CONRAIL INC.

                           (Name of Subject Company)

                                CSX CORPORATION
                         NORFOLK SOUTHERN CORPORATION
                            GREEN ACQUISITION CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  208368 10 0

                     (CUSIP Number of Class of Securities)

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE

                        (Title of Class of Securities)

                                 NOT AVAILABLE

                     (CUSIP Number of Class of Securities)

            MARK G. ARON                            JAMES C. BISHOP, JR.
           CSX CORPORATION                      NORFOLK SOUTHERN CORPORATION
          ONE JAMES CENTER                         THREE COMMERCIAL PLACE
        901 EAST CARY STREET                      NORFOLK, VIRGINIA  23510
   RICHMOND, VIRGINIA  23219-4031                TELEPHONE:  (757) 629-2750
     TELEPHONE:  (804) 782-1400
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                                With a copy to:

          PAMELA S. SEYMON                      RANDALL H. DOUD
   WACHTELL, LIPTON, ROSEN & KATZ    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
         51 WEST 52ND STREET                   919 THIRD AVENUE
      NEW YORK, NEW YORK  10019            NEW YORK, NEW YORK  10022
     TELEPHONE:  (212) 403-1000           TELEPHONE:  (212) 735-3000

----------------------

*    of CSX Corporation and Green Acquisition Corp.
**   of Norfolk Southern Corporation


     This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation, CSX Corporation, a Virginia corporation ("Parent" or "CSX"), and Norfolk Southern Corporation, a Virginia corporation ("NSC"), to purchase all shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated common stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, the Supplement thereto, dated December 19, 1996 (the "First Supplement"), the Second Supplement thereto, dated March 7, 1997 (the "Second Supplement"), and the Third Supplement thereto, dated April 10, 1997 (the "Third Supplement"), and the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Second Offer") at a purchase price of $115 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement and the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
         THE BIDDER.

     On May 14, 1997, NSC and Canadian Pacific Railway Company ("CPRC") issued a press release announcing that Norfolk Southern Railway Company ("NSR"), a controlled subsidiary of NSC, and CPRC have reached an agreement (the "NSR/CPRC Agreement") regarding the future flow of rail traffic between a number of points in Canada, New England, Pennsylvania, Michigan and Illinois. Under the NSR/CPRC Agreement, which is subject to STB approval, NSR will obtain haulage rights over CPRC's Delaware and Hudson Railway subsidiary from Harrisburg, Pennsylvania and Binghamton, New York to Albany, New York. At the same time, CPRC will receive haulage rights on the Company's line that NSC expects to operate between Detroit and Chicago, via Kalamazoo, Michigan. A copy of the press release is included as an exhibit hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the following:

     (a)(41)   Text of Press Release issued by NSC and CPRC on May
               14, 1997.


                              SIGNATURE

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CSX CORPORATION

                                   By:  /s/ MARK G. ARON
                                        ------------------------------
                                   Name:  Mark G. Aron
                                   Title:  Executive Vice President --
                                             Law and Public Affairs

Dated:  May 14, 1997







                              SIGNATURE

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   NORFOLK SOUTHERN CORPORATION

                                   By:  /s/ JAMES C. BISHOP, JR.
                                        ------------------------------
                                   Name:  James C. Bishop, Jr.
                                   Title:  Executive Vice President-Law

Dated:  May 14, 1997





                              SIGNATURE

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   ATLANTIC ACQUISITION CORPORA-

TION

                                   By:  /s/ JAMES C. BISHOP, JR.
                                        ------------------------------
                                   Name:  James C. Bishop, Jr.
                                   Title:  Vice President and
                                             General Counsel

Dated:  May 14, 1997





                              SIGNATURE

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   GREEN ACQUISITION CORP.

                                   By:  /s/ MARK G. ARON
                                        ------------------------------
                                   Name:  Mark G. Aron
                                   Title:  General Counsel and
                                             Secretary

Dated:  May 14, 1997







                       EXHIBIT INDEX

EXHIBIT
  NO.

*(a)(1)    Offer to Purchase, dated December 6, 1996.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice of Guaranteed Delivery.
*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7) Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment Plan.
*(a)(8) Text of Press Release issued by Parent and the Company on December 6, 1996.
*(a)(9) Form of Summary Advertisement, dated December 6, 1996. *(a)(10) Text of Press Release issued by Parent on December 5, 1996.
*(a)(11) Text of Press Release issued by Parent and the Company on December 10, 1996.
*(a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.
*(a)(13)   Text of Press Release issued by Parent on December 11, 1996.
*(a)(14) Text of Advertisement published by Parent and the Company on December 12, 1996.
*(a)(15)   Supplement to Offer to Purchase, dated December 19, 1996.
*(a)(16)   Revised Letter of Transmittal.
*(a)(17)   Revised Notice of Guaranteed Delivery.
*(a)(18) Text of Press Release issued by Parent and the Company on December 19, 1996.
*(a)(19) Letter from Parent to shareholders of the Company, dated December 19, 1996.
*(a)(20)   Text of Press Release issued by Parent on December 20, 1996.
*(a)(21) Text of Press Release issued by Parent and the Company on January 9, 1997.
*(a)(22) Text of Press Release issued by Parent and the Company on January 13, 1997.
*(a)(23) Text of Press Release issued by Parent and the Company on January 15, 1997.
*(a)(24)   Text of Press Release issued by Parent on January 17, 1997.
 (a)(25)   Deleted.
*(a)(26)   Text of Letter issued by Parent and the Company dated January
           22, 1997.
*(a)(27) Text of Advertisement published by Parent and the Company on January 29, 1997.
*(a)(28) Text of Press Release issued by Parent and the Company on January 31, 1997.
*(a)(29)   Text of Press Release issued by Parent on February 14, 1997.
*(a)(30)   Text of Press Release issued by Parent on March 3, 1997.
*(a)(31)   Second Supplement to Offer to Purchase, dated March 7, 1997.
*(a)(32)   Revised Letter of Transmittal.
*(a)(33)   Revised Notice of Guaranteed Delivery.
*(a)(34)   Text of Press Release issued by Parent on March 7, 1997.
*(a)(35)   Form of Summary Advertisement, dated March 10, 1997.
*(a)(36) Letter from Parent to employees of the Company, published on March 12, 1997.
*(a)(37)   Text of Press Release issued by CSX and NSC on April 8, 1997.
*(a)(38)   Third Supplement to Offer to Purchase, dated April 10, 1997.
*(a)(39)   Revised Letter of Transmittal circulated with the Third
           Supplement.
*(a)(40) Revised Notice of Guaranteed Delivery circulated with the Third Supplement.
(a)(41)    Text of Press Release issued by NSC and CPRC on May 14, 1997.
*(b)(1) Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit (b)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16,
           1996).
*(b)(2) Credit Agreement, dated as of February 10, 1997, by and among NSC, Morgan Guaranty Trust Company of New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto (incorporated by reference to NSC's and Atlantic Acquisition Corporation's Tender Offer Statement on Schedule 14D-1, dated February 12, 1997).
(b)(3) Commitment Letter, dated April 22, 1997, among Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch & Co. and Norfolk Southern Corporation.
*(c)(1) Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16,
           1996).
*(c)(2) Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(3) Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(4) Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and Deposit Guaranty National Bank (incorporated by reference to Exhibit (c)(4) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(5) First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(6) Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.
*(c)(7)    Form of Amended and Restated Voting Trust Agreement.
 (c)(8)    Deleted.
*(c)(9) Text of STB Decision No. 5 of STB Finance Docket No. 33220, dated January 8, 1997.
 (c)(10)   Deleted.
*(c)(11) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997.
*(c)(12) Third Amendment to Agreement and Plan of Merger, dated as of March 7, 1997, by and among Parent, Purchaser and the Company.
(*)(c)(13) Form of Amended and Restated Voting Trust Agreement.
*(c)(14)   Letter Agreement between CSX and NSC, dated April 8, 1997.
*(c)(15) Fourth Amendment to Agreement and Plan of Merger, dated as of April 8, 1997, by and among CSX, Purchaser and the Company.
*(c)(16)   Letter from the Honorable Vernon A. Williams, dated May 8, 1997.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.



---------------------------
*       Previously filed.